UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  AUGUST 2003

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

June 30,

March 31,

2003

2003

(Unaudited)

Assets

Current assets:

Short-term investments

$

6,133

$

6,133

Accounts receivable

3,863,162

3,999,698

Advances to related company

75,714

88,590

Inventory

1,351,288

2,164,001

Prepaid expenses

342,754

281,147

5,639,051

6,539,569

Property, plant and equipment

1,916,484

1,846,592

Long-term deposits

112,285

112,285

Intangibles and other assets

1,354,629

1,501,981

Goodwill

5,953,268

5,953,268

$

14,975,717

$

15,953,695

Liabilities and Shareholders' Equity

Current liabilities:

Bank indebtedness

$

2,332,435

$

2,621,928

Accounts payable and accrued liabilities

3,359,977

3,658,897

Deferred revenues

134,124

123,408

Current portion of notes payable to related parties

166,667

166,667

Current portion of obligations under capital lease

239,089

210,424

Current portion of convertible loan

3,637,500

3,610,180

9,869,792

10,391,504

Note payable to related parties

333,333

333,333

Obligations under capital lease

533,694

366,204

10,736,819

11,091,041

Shareholders’ equity:

Share capital

7,736,061

7,736,061

Convertible loan

373,735

373,735

Warrants

225,610

225,610

Share purchase loan

(394,000)

(394,000)

Additional paid-in capital

296,379

296,379

Deficit

(3,998,887)

(3,375,131)

4,238,898

4,862,654

$

14,975,717

$

15,953,695

Operations (note 2)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ “John F. Morgan”

Director

/s/ “John A. McEwen”

Director

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2003 and 2002

2003

2002

Sales

$

6,155,495

$

2,706,662

Cost of sales (schedule 1)

3,933,978

1,252,485

Gross profit

2,221,517

1,454,177

Expenses:

Sales and marketing (schedule 2)

1,100,593

623,437

Administration (schedule 2)

928,857

403,789

Amortization

257,190

68,194

Interest on bank operating line

56,139

5,391

2,342,779

1,100,811

Earnings/(loss) from operations

(121,262)

353,366

Other earnings (expenses):

Other income/(expenses)

(317,441)

15,127

Interest on long-term debt and other financing costs

(185,053)

(199,726)

(502,494)

(184,599)

Net earnings/(loss)

(623,756)

168,767

Deficit, beginning of period

(3,375,131)

(448,039)

Deficit, end of period

$

(3,998,887)

$

(279,272)

Earnings/(loss) per common share (note 4):

Basic

$

(0.02)

$

0.01

Diluted

(0.02)

0.01

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2003 and 2002

2003

2002

Cash provided by (used in):

Operations:

Net earnings/(loss)

$

(623,756)

$

168,767

Items not involving cash:

Amortization

257,190

90,699

Accretion of convertible loan

27,320

35,202

Stock-based compensation

-

12,481

Write-off of deferred financing

67,127

-

Loss on disposal of property, plant and equipment

4,926

Changes in non-cash operating working capital:

Accounts receivable

136,536

(943,967)

Advances to related company

12,876

20,991

Prepaid expenses

(27,407)

(89,612)

Inventory

812,713

(370,102)

Accounts payable and accrued liabilities

(298,922)

(347,868)

Deferred revenue

10,716

81,378

379,319

(1,342,031)

Investments:

Purchase of property, plant and equipment

(33,147)

(84,575)

Short-term investments

-

(4,005,980)

(33,147)

(4,090,555)

Financing:

Change in bank indebtedness

(289,493)

494,852

Repayment of capital lease obligations

(56,679)

(54,363)

Issuance of shares for cash

-

6,019,000

Share issue costs

-

(537,340)

Repayment of notes payable

-

(428,462)

(346,172)

5,493,687

Increase in cash and cash equivalents

-

61,101

Cash and cash equivalents, beginning of period

-

42,615

Cash and cash equivalents, end of period

$

-

$

103,716

Supplementary cash flow information (note 6)

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

1.

Consolidated financial statement presentation:

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company.  The disclosures in these interim consolidated financial statements do not meet all disclosure requirements of generally accepted accounting principles for annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application on the annual consolidated financial statements.

2.

Operations:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles.  The going concern basis of presentation assumes the Company will continue in operation through the next fiscal year and into the foreseeable future and will be able to realize on its assets and discharge its liabilities and commitments in the normal course of business.  Certain conditions, discussed below, currently exist which raise substantial doubt upon the ability of the Company to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.  If the Company is unable to continue as a going concern, assets and liabilities would require restatement to a liquidation basis, which would differ materially from the going concern basis.

During the three months ended June 30, 2003, the Company incurred a loss of $623,756.  During the years ended March 31, 2003, 2002 and 2001, the Company incurred losses of $2,420,842, $273,759 and $1,390,621, respectively, and during the year ended March 31, 2003, the Company experienced negative cash flows from operations of $1,446,083.  As at June 30, 2003 the deficit is $3,998,887 and the working capital deficiency is $4,230,741.  The Company was in violation of certain debt covenants as at June 30, 2003.  The bank has not indicated what action, if any, is contemplated as a result of this non-compliance.  In addition, during the quarter, the Company defaulted on the repayment of the principal and accrued interest of the convertible loan which was due on June 7, 2003.

The Company’s future operations are dependent upon the continued market acceptance of its products and services, the Company’s ability to secure sufficient financing to continue development of its business, the successful renegotiation of the terms of repayment of the convertible loan, obtaining a waiver from its lender with respect to the Company’s violation of certain debt covenants, complying with future debt covenant requirements, the continued support of creditors and shareholders and, ultimately, the achievement of profitable operations.  It is the Company’s intention to renegotiate the convertible loan repayment terms and to obtain additional financing in order to comply with its debt covenants and to satisfy its working capital and other cash requirements.  There can be, however, no certainty that financing will be available or be available on reasonable terms, that the Company will be able to successfully renegotiate the convertible loan repayment terms, or that the Company will be able to comply with its debt covenants in the future.

3.

Stock-based compensation:

The Company applies settlement accounting to account for stock-based employee compensation awards, and accordingly no compensation expense has been recognized for the Company’s fixed stock option plan.  Had compensation expense for the Company's stock based compensation issued on or after April 1, 2002 been determined based on the fair value at the applicable grant dates, the Company’s earnings (loss) would have been reduced (increased) to the pro forma amounts indicated below.  The reduction (increase) in earnings (loss) would not change disclosed earnings (loss) per common share amounts.

Three months ended June 30

2003

2002

Earnings (Loss):

As reported

$

(623,756)

$

168,767

Pro forma

(684,568)

155,253

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three months ended

2003

2002

Risk-free interest rate

3.50%

3.75%

Dividend yield

0%

0%

Expected lives

4.0 years

4.5 years

Volatility

175%

109%

4.

Earnings per common share:

The following table sets out the basic and diluted number of shares outstanding:

Three months ended June 30

2003

2002

Weighted

Weighted

average

average

number of

number of

 common

 common

shares

Per share

shares

Per share

Loss

outstanding

amount

Income

outstanding

amount

Earnings (loss) per common share:

Basic

$

(623,756)

33,085,944

$

(0.02)

$

168,767

26,777,774

$

0.01

Stock options

-

-

-

-

1,148,200

-

Diluted

$

(623,756)

33,085,944

$

(0.02)

$

168,767

27,925,974

$

0.01

The effect of stock options, warrants and convertible loan are anti-dilutive for the three months ended June 30, 2003 and therefore have not been included in the calculation of diluted earnings per share.

5.

Significant customer:

During the three months ended June 30, 2003, the Company sold approximately $1,125,452 ($1,277,000 – June 30, 2002) of merchandise to a significant customer.

6.

Supplementary cash flow information:

2003

2002

Interest paid

$

68,061

$

818,019

Interest received

-

9,143

Non-cash financing and investing activities:

Deferred finance costs amortized to share capital

-

96,856

375,000 warrants issued as finders fee

-

225,610

Equipment acquired under capital lease

252,834

-

CRYOPAK INDUSTRIES INC.

Consolidated Cost of Sales

Schedule 1

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2003 and 2002

2003

2002

Freight and brokerage fee

$

504,945

$

174,698

Purchases

2,371,559

637,631

Repair and maintenance

33,847

31,508

Testing charges

25,638

16,611

Rent, storage and utilities

141,608

60,253

Wages

855,489

315,352

Warranty

892

16,432

$

3,933,978

$

1,252,485

CRYOPAK INDUSTRIES INC.

Consolidated Sales and Marketing Expenses

Schedule 2

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2003 and 2002

2003

2002

Marketing

$

243,106

$

237,095

Royalties

82,978

35,402

Salaries and benefits

590,314

247,400

Travel and entertainment

156,959

89,036

Vehicle

27,236

14,504

$

1,100,593

$

623,437

Consolidated Administration Expenses

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2003 and 2002

2003

2002

Corporate printing, financial and public relations

$

64,916

$

61,511

Management and consulting fees

366,696

121,842

Office supplies and stationery

211,603

77,386

Professional fees

96,759

69,381

Rent

13,223

20,608

Salaries and benefits

135,084

28,617

Telephone

33,309

18,450

Filing, listing and transfer agent fees

7,267

5,994

$

928,857

$

403,789

CRYOPAK INDUSTRIES INC.

SUPPLEMENTARY INFORMATION

FOR THE THREE MONTHS ENDED JUNE 30, 2003

1.

Analysis of Expenses and Deferred Costs

Management and consulting fees are as follows:

Amounts paid to companies owned by a director and former officer	$ 135,600
Consulting fees to non-arm’s length parties	82,408
Consulting fees to arm’s length parties	148,688
Total	$ 366,696

2.

Related Party Transactions

Related party transactions not otherwise disclosed in these consolidated financial statements are as follows:

a)

Management fees are comprised of $63,600 paid to a company owned by a director and officer of the Company and $72,000 paid to a company owned by a former officer of the Company.

b)

Consulting fees in the amount of $32,408 were paid to a company managed by a director of the Company and $50,000 to an officer of the Company.

c)

Royalties in the amount of $17,898 were paid to a company owned by a former director of the Company.

3.

Securities Issued and Options Granted

a)

Securities Issued - None

b)  Options Granted

Optionee	# of Shares	Exercise Price	Expiry Date	Date of Grant

Martin Carsky	100,000	$0.52	June 18/07	June 18/02

4.

Summary of Securities

a)  Authorized Share Capital

100,000,000	Common shares without par value
100,000,000	Class A preferred shares without par value, of which 1,500 are designated Class A convertible voting preferred shares, Series 1
32,295,304	Shares issued and outstanding
$10,083,220	Value of shares issued and outstanding

b)

Type of Security	# of Shares	Conversion/ Exercise Price	Expiry Date

Options	50,000	$ 0.91	October 1, 2003
	750,000	0.76	March 19, 2004
	316,000	0.57	February 1, 2005
	50,000	0.65	February 1, 2005
	300,000	USD0.60	April 30, 2005
	80,000	0.65	July 13, 2005
	147,000	0.52	September 8, 2005
	510,000	0.63	September 15, 2005
	530,000	0.80	February 15, 2006
	50,000	0.68	March 27, 2006
	10,000	0.75	June 1, 2006
	170,000	0.50	June 27, 2006
	20,000	0.55	July 16, 2006
	50,000	0.68	September 18, 2006
	50,000	0.35	October 1, 2006
	225,000	0.91	October 1, 2006
	50,000	0.68	October 31, 2006
	125,000	1.00	March 1, 2007
	150,000	1.00	March 21, 2007
	50,000	0.75	August 1, 2007
	130,000	0.80	August 29, 2007
	20,000	0.82	October 30, 2007
	450,000	0.95	October 30, 2007
	100,000	0.52	June 18, 2008
Warrants	3,750,000	$ 1.25	April 26, 2004

c)  1,065,610 common shares held in escrow

5.

List of Directors and Officers

Directors	Officers

John Morgan	John F. Morgan, President & CEO
John McEwen, Chairman	Martin Carsky, CFO & Secretary
Ross Morrison	Steve Belitzky, COO
Rob Fetherstonhaugh
Donald Lyons
Robert Fisher

CRYOPAK INDUSTRIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2003

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto for the three-month period ending June 30, 2003, which are reported in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Business Overview

Cryopak is a leading provider of temperature controlling products.  We develop, manufacture and market quality temperature controlling products such as the patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel paks and instant hot and cold packs.  Cryopak products are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items.  Our products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.  With more than 10 years of experience in research and development, Cryopak also offers testing and consulting services to help companies optimize their cold chain management programs.

Recent Developments

Restated Financial Statements

Subsequent to the filing of our interim financial statements for the three and nine months ended December 31, 2002, we became aware of certain accounting issues and initiated an inquiry into, and a review and evaluation of, our accounting practices.  As a result of this process, we became aware of certain accounting issues reported during the Fiscal 2003 reporting periods.  We undertook a detailed review of these financial statements and as a result, restated our previously issued financial statements for the three months ended June 30, 2002, the three and six months ended September 30, 2002, and the three and nine months ended December 31, 2002.  Any comparative figures discussed in this management’s discussion and analysis of financial condition is based on those restated financial statements.

Management Changes

In mid-June 2003, as a result of the performance of our Company for Fiscal 2003, we made some significant changes to our management team and we quickly implemented a review of our entire operation. We, the new management team, are in the process of reducing all non-essential spending, we have initiated a review of the Company’s product lines to see where margins can be improved, and we are in the process of installing a new management information system so that we have more current and reliable information to better manage our business.

Convertible Loan Agreement

Our convertible loan matured on June 7, 2003 and we were unable to secure financing sufficient to retire the outstanding debt by that date.  In addition, we did not pay the interest accrued and payable on that date. We secured an interim extension to June 23, 2003 but have not received any formal extensions since that date. The principal and accrued interest owing on our matured $3.6 million convertible loan remains outstanding.  We continue to hold discussions with representatives for the holders of that loan with a view to formalizing an extension of the loan maturity or other resolution.

Results of Operations

Sales and Gross Profit

Sales for the three-month period were $6.2 million, an increase of 127% over sales of $2.7 million during the same period last year. The increase in sales occurred because of the acquisition of Ice-Pak in October 2002 and the year over year increase in sales of our existing products.

Gross profit increased to $2.2 million from $1.5 million in the prior year, based on higher sales in the period. Gross profit as a percentage of sales decreased from 53.7% to 36.1% due to a number of factors.  We experienced increases in materials costs in the latter part of Fiscal 2003 and into the current period.  Our raw materials include chemicals produced by the petro-chemical industry and the worldwide increase in the price of oil caused our suppliers to increase their prices to us.  The Canadian dollar increased in value relative to the US dollar in the latter part of Fiscal 2003 and during the period.  Most of our sales are denominated in US dollars and nearly all our raw materials costs and all our labour costs are incurred in Canadian dollars.  Therefore, when we translated the US sales into Canadian dollars, we recorded lower sales.  We also experienced higher shipping costs in the period due to fuel surcharges charged to us by our transportation vendors.  We currently do not, nor do we have any short-term plans to engage in any hedging activities to minimize the effects of foreign exchange gains or losses. We are however looking at the shipping cost savings, which may be available by moving some of the production of our products to our Montreal location.

Sales and Marketing

Sales and marketing expenses consist of payroll and payroll-related expenses for sales and marketing personnel as well as costs of sales and marketing programs such as travel and entertainment, trade shows, advertising, seminars, and marketing publications.

Sales and marketing expenses totaled $1.1 million or 17.9% of sales in the period as compared with $0.6 million or 23.0% of sales in the prior period.  The increase in expenses was due to the addition of sales personnel from Ice-Pak.

General and Administrative

General and administrative expenses consist of payroll and payroll-related expense for administration, finance, investor relations, internal information systems, and general management, along with legal and accounting expenses and other professional services.

General and administrative costs totaled $0.9 million or 15.1% of sales in the period compared with $0.4 million or 14.9% of sales in the prior period.  General and administrative expenses increased by $0.5 million due to the incremental management and administration personnel from the Ice-Pak acquisition, as well as higher legal, accounting, and advisory costs. The increased legal, accounting, and advisory costs were in part due to the restatement of our previously reported results referred to under the heading “Recent Developments”. As part of our cost reduction initiatives, we have significantly reduced our focus on investor relations activities, which will reduce those costs in the future, beginning in the second quarter of Fiscal 2004.

Amortization

Our amortization expenses increased during the period as compared to the same period last year, due to the purchase of Ice-Pak in October 2002.  We allocated $1.4 million of the purchase price to customer relationships, which is being amortized over five years.  The consolidated results of operations also include the additional amortization expenses incurred from the amortization of the Ice-Pak capital assets acquired.

Other Income/Expense

During the period, we incurred $0.2 million of interest expense because of borrowings on our revolving credit facility and the convertible loan agreement.  In addition, we paid interest on the notes payable incurred as a result of the Ice-Pak acquisition.  Due to the strengthening of the Canadian dollar relative to the US dollar during the period, we incurred $0.3 million in expense for the translation of foreign currency denominated accounts receivable into Canadian dollars.

Net Loss

Net loss per Common Share in the period was $0.02 on a weighted average of 33,085,944 Common Shares outstanding compared to earnings of $0.01 per Common Share in the prior period.

Liquidity and Capital Resources

Cash Resources and Liquidity

At June 30, 2003, we had negative working capital of $4.2 million as compared to negative working capital of $3.8 million at the end of Fiscal 2003.  At June 30, 2003 our short-term obligations include bank indebtedness, accounts payable and accrued liabilities, the convertible loan agreement, deferred revenue, and the current portion of notes payable and capital leases.

The Company’s negative working capital position is primarily due to the inclusion of the $3.6 million convertible loan in current liabilities. The convertible loan matured on June 7, 2003 and we were unable to secure financing sufficient to retire the outstanding debt by that date.  In addition, the Company did not pay the interest accrued and payable on that date. We secured an interim extension to June 23, 2003 but have not received any formal extensions since that date. The principal and accrued interest owing on the matured $3.6 million convertible loan remains outstanding.  We continue to hold discussions with representatives for the holders of that loan with a view to formalizing an extension of the loan maturity or other resolution.

Accounts receivable at June 30, 2003 was $3.9 million as compared to $4.0 million at the end of Fiscal 2003.  Inventory totals for June 30, 2003 were $1.4 million, down from $2.2 million at March 31, 2003.  We carry a supply of all required raw materials and packaging supplies in order to ensure efficient production and shipping of customer purchase orders.

The Company has a comprehensive secured lending arrangement with a Canadian commercial bank.  The arrangement provides an operating line of credit totaling $6 million, secured by accounts receivable and inventory, subject to margin limits.  At June 30, 2003, this limit was $2.7 million and $2.3 million was drawn on the facility.  This facility is due on demand and bears interest at prime plus 1.0% per annum. The Company is currently in breach of certain financial covenants but the lender is permitting the Company to use the facility so long as we remain within the loan margin limits.

Cash Flow from Operations

Cash flow from operations was $0.3 million in the period compared with cash used in operations of $1.3 million in the prior period. Cash used in operations, before changes in non-cash working capital items, was $0.3 million in the period as compared to cash flow from operations of $0.3 million in the prior period.

Investing Activities

We monitor our costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable and necessary.

Financing Activities & Summary of Debt

The Company did not complete any financings during the period. Long-term debt is comprised of the convertible loan, notes payable to related parties and capital lease obligations. These amounts are summarized as follows:

	Total	Convertible Loan (1)	Notes Payable to Related Parties (2)	Capital Lease Obligations (3)

Current portion	$ 4,043,256	$ 3,637,500	$ 166,667	$ 239,089
Long term portion	867,027	--	333,333	533,694
Total	$ 4,910,283	$ 3,637,500	$ 500,000	$ 772,783

(1)

The convertible loan matured on June 7, 2003 and bears interest at 10% per annum.  The Company was unable to repay the loan and is currently negotiating with the note holders for an extension or other resolution.

(2)

The balance due to the note holders is due to be paid in three equal installments of $133,333 in October of 2003, 2004 and 2005.  The notes pay interest at bank prime rate +2%.

(3)

The capital lease maturities range from 2004 to 2007 and at various interest rates ranging from 9.3% to 18%.

We do not presently have any off-balance sheet arrangements, namely, any transaction, agreement or contractual arrangement to which an entity which is not consolidated in our financial results is a party and (i) under which we have any obligation under a guarantee contract or, (ii) a retainer or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity or for such assets or, (iii) any obligation under a derivative instrument that is indexed to our shares, or (iv) any obligation arising out of a variable interest, as defined under applicable accounting rules, in an unconsolidated entity that is held by, and is material to us, where that entity provides financing, liquidity, market or credit risk support to, or engages in leasing, hedging or other services with us (not including liabilities which may arise out of litigation or regulatory actions).

Outlook

Our short-term business goal is to generate positive cash flow while re-building our platform for future growth. Our new management team is in the process of reducing all non-essential spending, we are undergoing a process of reviewing our product lines to see where we can improve our margins, and we are installing a new management information system so that we have the information to better manage our business. Our long-term goal is to achieve growth internally through increased sales of our existing products and externally by strategic acquisitions.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

August 25, 2003

“Martin Carsky”

Date

Signature

Martin Carsky

Name

Chief Financial Officer

Position